Exhibit 2

Grown Rogue Experiences Record Prices in Oregon; Adult Use Sales Commencing at US$4,000/lb in Michigan; Announces Hiring of Chief Accounting Officer

Medford, Oregon, September 1, 2020 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a multi-state cannabis company with operations and assets in Oregon and Michigan, announced a continued upward trend and record prices for its indoor flower in Oregon. Also, after the Company’s Michigan partner Golden Harvests, LLC (“Golden Harvests”) obtained the Class-C Adult-Use (“Recreational”) license in Michigan, its initial sales are averaging US$4,000/lb. versus US$3,000/lb. for medical. Additionally, the company announced the hiring of a Chief Accounting Officer (CAO) to place additional focus on financial efficiencies.

In August 2020, Grown Rogue benefited from record average sales prices, for its high-quality indoor flower, of US$1,750/lb. with high testing flower selling for US$2,000/lb. This is a 61% increase from US$1,082/lb. in Q2 and a 37% increase from US$1,276/lb. in Q3. The continued increase in Oregon indoor prices has been driven by the significant rise in cannabis sales across the state in 2020, as reported by the Oregon Liquor Control Commission (OLCC). The addition of a seventh grow room at its Oregon indoor facility has allowed the company to drive increased revenue and profitability at these record price points.

In Michigan, the Recreational license recently granted to Golden Harvests has resulted in US$332,000 of sales in the first week, at an average price point of US$4,000/lb. Sales to medical marijuana dispensaries remain strong at an average price point of US$3,000/lb., which is consistent with July sales. In order to maximize revenue and profitability, Grown Rogue’s Michigan subsidiary is completing work next week on a fifth grow room at Golden Harvests 80,000 square foot Bay City facility and is planning to commence construction on a sixth grow room to further increase capacity. The sixth grow room is expected to be completed in the next 90 to 120 days and is expected to cost approximately US$250,000.

“We are excited to see the tremendous demand and record prices for our products in both Oregon and Michigan,” said Obie Strickler, Grown Rogue’s Chief Executive Officer, “The lack of flower supply in both states has resulted in rapid product turns for our award-winning flower at record prices. We are excited to continue expanding our production capacity in both markets as quickly as possible.”

Grown Rogue also announced the addition of Ryan Kee to its executive team as Chief Accounting Officer, bringing high-level accounting expertise to ensure the efficient and accurate maintenance of financial records and timely filing of the company’s financial results. Mr. Kee initially joined the company as a part-time contractor in May and transitioned to full-time employee effective September 1st. He is a Certified Public Accountant with over a decade in accounting and financial reporting experience, primarily with Canadian entities reporting under IFRS. Mr. Kee’s previous experience includes leading a finance team for a mining company where he implemented a variety of financial reporting and financial planning systems, and working in public accounting assurance for a regional public accounting firm.

“We are excited to have Ryan join our team and we look forward to the many contributions he’ll make at both a tactical and a strategic level,” said Adam August, Grown Rogue’s Chief Financial Officer for US Operations. “Ryan brings an extensive background in companies with public reporting requirements similar to ours and he is already elevating our Accounting function to the level that our business requires. He also has a passion for generating actionable management reports that will help us make better decisions as a company, maximizing profitability and building shareholder value.”

“I’m honored to join Grown Rogue and contribute to a company that is in such an exciting industry,” said Mr. Kee, “I look forward to leveraging my background to realize efficiencies in the accounting process and find costs savings across the organization, while working with the executive team on long term strategy.”

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, along with nitro sealed indoor and sungrown pre-rolls and jars.

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

SAFE HARBOR STATEMENT

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward- looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

obie@grownrogue.com

Investor Relations Desk Inquiries

invest@grownrogue.com

(458) 226-2100

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